UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
CodeCombat Inc.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> April 18, 2013

Physical address of issuer
2261 Market Street #4388, San Francisco, CA 94114

Website of issuer
https://codecombat.com

Current number of employees
19

Filer EDGAR CIK

0001815611

Filer EDGAR CCC
8jj*jmun

Filer EDGAR Password
ndgpg#rjijm8

Filer EDGAR PMAC
2ggy$ijm

Submission Contact Person Information

Name
Nicholas Winter

Phone Number
(507) 254-3346

Email Address
nick@codecombat.com

Notification Email Address
nick@codecombat.com

Signatories

Name
Nicholas Winter

Signature

Title
CEO

Email
nick@codecombat.com

Date
April 30, 2024